Exhibit 99.1

Cipher Pharmaceuticals Appoints Ralph Bohrer President & General Manager of U.S. Business

MISSISSAUGA, ON, March 4, 2016 /CNW/ - Cipher Pharmaceuticals Inc. (NASDAQ:CPHR; TSX:CPH) ("Cipher" or "the Company") today announced that Ralph Bohrer has joined the Company in the position of President and General Manager of its U.S. subsidiary. Mr. Bohrer is a seasoned pharmaceutical executive with 30 years of experience in sales and marketing leadership for growing dermatology companies.

Prior to joining Cipher, he was Executive Director, Sales and Marketing of Taro Pharma, a global leader in the development, manufacture and sale of dermatology products. In this role, he was responsible for all aspects of their branded dermatology business unit for Taro Pharmaceutical Industries. Previously, he was Vice President, Sales at Triax Pharmaceuticals (acquired by PreCision Dermatology in 2012), where he led a 60-person team responsible for the promotion and sale of a line of prescription dermatology products, including category leader Locoid® Lipocream and Lotion, Tretin X® and Minocin®.  Mr. Bohrer was also Principal of Ridgeback Associates, a consulting business he founded to provide companies with insight and direction toward specific and measurable sales, marketing, and business development objectives within various pharmaceutical sectors. Prior to Ridgeback, he spent 14 years with Medicis Pharmaceutical in progressively senior positions, including President of Medicis Canada, and Senior Vice President, Sales, where he helped drive sales from inception to more than US$300 million while establishing and directing a 175-person sales organization. Prior to leaving Medicis, he was General Manager of Ascent Pediatrics/Ucyclyd Pharma, the pediatric and orphan drug subsidiaries of Medicis.

"We're building a fast-growing dermatology business, underpinned by a high-quality sales and marketing organization with a clear focus on the customer, and Ralph is a great addition to our organization," said Shawn Patrick O'Brien, President & CEO of Cipher. "He is a highly accomplished executive and has the sales leadership experience, industry knowledge and connections in the field to drive the growth of our current commercial products and the successful introduction of multiple new products we expect to bring to the market in the coming years."

"This is an exciting time to join the Cipher organization," said Mr. Bohrer. "There is a great opportunity for a new entrant in the dermatology space. In a short period of time, Cipher has established a commercial foothold with multiple promising assets – a solid platform from which to expand the business. I look forward to working with the team to deliver on the growth plan."

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (NASDAQ:CPHR; TSX:CPH) is a rapidly growing specialty pharmaceutical dermatology company with a diversified portfolio of commercial-stage products with the goal of becoming the most customer-centric dermatology company in North America.

Cipher completed seven transactions in 2015, including the acquisition of Innocutis and its nine branded dermatology products, to build its U.S. commercial presence, expand its Canadian dermatology franchise and broaden its pipeline. Cipher is well-capitalized to drive long-term, sustained earnings growth by leveraging its proven clinical development capabilities and efficient commercial execution. For more information, visit www.cipherpharma.com.

Forward-Looking Statements

Statements made in this news release may be forward-looking and therefore subject to various risks and uncertainties. The words "may", "will", "could", "should", "would", "suspect", "outlook", "believe", "plan", "anticipate", "estimate", "expect", "intend", "forecast", "objective", "hope" and "continue" (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.  Factors that could cause results to vary include those identified in the Company's Annual Information Form, Form 40-F and other filings with Canadian and U.S. securities regulatory authorities. These factors include, but are not limited to our ability to enter into in-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our  dependency on three products;  integration difficulties and other risks if we acquire or in-license technologies or product candidates;  reliance on third parties for the marketing of our products; the product approval process is highly unpredictable;  the timing of completion of clinical trials; reliance on third parties to manufacture our products; we may be subject to product liability claims; unexpected product safety or efficacy concerns may arise; generate revenue from a limited number of distribution and supply agreements; the pharmaceutical industry is highly competitive; requirements for additional capital to fund future operations; dependence on key managerial personnel and external collaborators;  no assurance that we will receive regulatory approvals in the U.S., Canada or any other jurisdictions;  limitations on reimbursement in the healthcare industry; limited reimbursement for products by government authorities and third-party payor policies;  various laws pertaining to health care fraud and abuse; reliance on the success of strategic investments and partnerships; the publication of negative results of clinical trials; unpredictable development goals and projected time frames; rising insurance costs; ability to enforce covenants not to compete; risks associated with the industry in which it operates; foreign currency risk; the potential violation of intellectual property rights of third parties; our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our products; changes in U.S., Canadian or foreign patent law; litigation in the pharmaceutical industry concerning the manufacture and supply of novel versions of existing drugs that are the subject of conflicting patent rights; inability to protect our trademarks from infringement; shareholders may be further diluted; volatility of our share price; a significant shareholder; we do not currently intend to pay dividends; and our operating results may fluctuate significantly; we may be unsuccessful in evaluating material risks involved in complete and future acquisitions; we may be unable to identify, acquire or integrate acquisition targets successfully; operations in the U.S.; and inability to meet covenants on our credit facilities. All forward-looking statements presented herein should be considered in conjunction with such filings. Except as required by Canadian or U.S. securities laws, the Company does not undertake to update any forward-looking statements; such statements speak only as of the date made.

SOURCE Cipher Pharmaceuticals Inc.

%CIK: 0001358575

For further information: Investors: In Canada: Craig Armitage, LodeRock Advisors, (416) 347-8954, craig.armitage@loderockadvisors.com; In the United States: Thomas Hoffmann, The Trout Group LLC, (646) 378-2931, thoffmann@troutgroup.com; Media: Mike Beyer, Sam Brown Inc., (312) 961-2502, mikebeyer@sambrown.com

CO: Cipher Pharmaceuticals Inc.

CNW 10:04e 07-MAR-16